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Exhibit 10.33

    March 22, 2001

Jimmy Garcia-Meza
4 Chemin Souvairan
1224 Chene Bougeries—Switzerland

    Re: Employment Agreement

Dear Jimmy:

    On behalf of the Board of Directors of Silicon Image Inc. ("Silicon Image"), I am pleased to offer you the position of Worldwide Vice President, Sales of Silicon Image on the terms set forth below.

    1.  Position.  You will be employed by Silicon Image as its Worldwide Vice President, Sales effective commencing April 5, 2001 (the "Commencement Date") and continuing thereafter until termination pursuant to Section 6. You will report directly to Silicon Image's Chief Operating Officer. You will be expected to devote your full working time and attention to the business of Silicon Image, and you will not render services to any other business without the prior approval of the Board of Directors or, directly or indirectly, engage or participate in any business that is competitive in any manner with the business of Silicon Image. You will also be expected to comply with and be bound by Silicon Image's operating policies, procedures and practices that are from time to time in effect during the term of your employment.

    2.  Base Salary.  Although your initial base annual salary will be $192,500, through the end of Silicon Image's third quarter in fiscal 2001, you will be paid at an assumed annual rate of $275,000 (and thereafter at the annual rate of $192,500) payable in accordance with Silicon Image's normal payroll practices with such payroll deductions and withholdings as are required by law. Your base salary will be reviewed on an annual basis by the Compensation Committee of the Board of Directors and increased from time to time, in the discretion of the Compensation Committee.

    3.  Bonus and Commission.  You will be eligible to receive a target commission of $82,500 in accordance with Silicon Image's standard commission plan. You shall also be eligible to participate in such executive bonus program, if any, established by Silicon Image and in effect from time to time.

    4.  Stock Options.  On the Commencement Date, the Compensation Committee of the Board of Directors shall grant you stock options to purchase 500,000 shares of Silicon Image common stock at an exercise price equal to such common stock closing price on the Commencement Date ("Initial Stock Grant"). The Initial Stock Grant will vest and become exercisable over a four (4) year period, with 125,000 shares vesting and becoming exercisable on the first anniversary of your Commencement Date and the remaining 375,000 shares vesting and becoming exercisable in 36 equal monthly installments following the first anniversary of the Commencement Date (each a "Succeeding Vesting Date"). The option may be exercised with a full recourse promissory note at commercially reasonable terms determined by Silicon Image after consultation with its accountants to assure the note does not cause adverse accounting consequences. Except as otherwise indicated in this agreement, the vested portion of such Initial Stock Grant may be exercised at any time until the earlier of ninety (90) days after the termination of your employment or ten (10) years after the grant of such options. You should consult a tax advisor concerning your income tax consequences before exercising any of the options.

    5.  Other Benefits.  You will be eligible for the normal vacation, health insurance, 401(k), employee stock purchase plan and other benefits offered to all Silicon Image senior executives of similar rank and status. You shall also be entitled to up to $120,000 to cover relocation, moving and tax preparation expenses. You will be entitled to an auto allowance to the extent such allowance is provided to similarly situated employees.

    6.  Employment and Termination.  Your employment with Silicon Image will be at-will and may be terminated by you or by Silicon Image at any time for any reason as follows:

      (a) You may terminate your employment upon written notice to the Board of Directors at any time in your discretion ("Voluntary Termination");

      (b) Silicon Image may terminate your employment upon written notice for "Cause," as defined below, for such termination ("Termination for Cause");

      (c) Silicon Image may terminate your employment upon written notice to you at any time without a determination that there is Cause for such termination ("Termination without Cause");

      (d) Your employment will automatically terminate upon your death or upon your disability as determined by the Board of Directors ("Termination for Death or Disability"); provided that "disability" shall mean your complete inability to perform your job responsibilities for a period of 180 consecutive days or 180 days in the aggregate in any 12-month period;

      (e) Your employment may be a "Termination in Connection with a Change in Control" if there is a Change in Control and either (i) you are employed by Silicon Image on the date of the Change in Control and continue your employment after the Change in Control to aid in an orderly transition, if Silicon Image so requests (provided that you shall not be required to continue your employment for more than three (3) months after the Change in Control in order to satisfy such obligation), or (ii) Silicon Image terminates your employment other than for Cause, death or Disability after Silicon Image begins negotiations with a third party that culminates in a Change of Control and not more than 150 days prior to the Change in Control (in which case, for the purpose of interpreting the vesting and exercisability provisions of your stock option grants, your termination shall be deemed to occur on the date of the Change in Control).

    7.  Definitions.  As used in this agreement:

      "Cause" means willful gross misconduct, conviction of a felony or an act of material personal dishonesty.

      "Change in Control" means the closing of any transaction or series of related transactions, including the acquisition of Silicon Image by another entity and any reorganization, merger or consolidation, which results in the holders of Silicon Image's capital stock prior to the transaction or transactions holding less than fifty percent (50%) of the outstanding voting power of Silicon Image after the transaction or transactions, or which results in the sale of all or substantially all of the assets of Silicon Image.

    8.  Separation Benefits.  Upon termination of your employment with Silicon Image for any reason, you will receive payment for all unpaid salary and vacation accrued to the date of your termination of employment; and your benefits will be continued under Silicon Image's then existing benefit plans and policies for so long as provided under the terms of such plans and policies and as required by applicable law. Under certain circumstances, you will also be entitled to receive severance benefits as set forth below, but you will not be entitled to any other compensation, award or damages with respect to your employment or termination.

      (a) In the event of your Voluntary Termination or Termination for Cause, you will not be entitled to any cash severance benefits or additional vesting of shares of restricted stock or options.

      (b) In the event of your Termination without Cause, you shall be entitled to severance for six (6) months following your termination, at the rate of your Base Salary plus target bonus for that year and in accordance with Silicon Image's normal payroll practices.

      (c) In the event of your Termination in Connection with a Change in Control, your Initial Stock Grant shall have a vesting rate of twice the vesting rate set forth in the grant, provided, that in no event shall the minimum aggregate number of shares vested be less than at least one-quarter (1/4) of the aggregate number of shares granted; and you shall be entitled to severance for six (6) months following your termination, at the rate of your Base Salary plus target bonus for that year and in accordance with Silicon Image's normal payroll practices.. For example, if immediately prior to a Change of Control, your Initial Stock Grant would have otherwise vested as to forty percent (40%) of the shares, then upon such Change in Control such Initial Stock Grant shall instead be vested as to eighty percent (80%) of the shares. For example, if immediately prior to a Change of Control, your Initial Stock Grant would have otherwise vested as to none of the shares subject to the grants, then upon such Change in Control, such Initial Stock Grant shall instead be vested as to twenty-five percent (25%) of the shares. In addition, should your employment continue following a Change in Control, all your stock options granted prior to the Change in Control shall continue to vest at the vesting rate set forth in the original grant.

      (d) If your severance and other benefits provided for in this Section 8 constitute "parachute payments" within the meaning of Section 280G of the Code and, but for this subsection, would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then your severance and other benefits under this Section 8 will be payable, at your election, either in full or in such lesser amount as would result, after taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, in your receipt on an after-tax basis of the greatest amount of severance and other benefits.

      (e) No payments due you hereunder shall be subject to mitigation or offset.

    9.  Indemnification Agreement.  Upon your commencement of employment with Silicon Image, Silicon Image will enter into its standard form of indemnification agreement for officers and directors, a copy of which is attached to this letter as Exhibit C, to indemnify you against certain liabilities you may incur as an officer or director of Silicon Image.

    10.  Confidential Information and Invention Assignment Agreement.  Upon your commencement of employment with Silicon Image, you will be required to sign its standard form of Employee Agreement, a copy of which is attached to this letter as Exhibit D, to protect Silicon Image's confidential information and intellectual property.

    11.  Nonsolicitation.  During the term of your employment with Silicon Image and for one year thereafter, you will not, on behalf of yourself or any third party, solicit or attempt to induce any employee of Silicon Image to terminate his or her employment with Silicon Image.

    12.  Arbitration.  The parties agree that any dispute regarding the interpretation or enforcement of this agreement shall be decided by confidential, final and binding arbitration conducted by Judicial Arbitration and Mediation Services ("JAMS") under the then existing JAMS rules rather than by litigation in court, trial by jury, administrative proceeding or in any other forum.

    13.  Miscellaneous.

      (a) Authority to Enter into Agreement. Silicon Image represents that its Chairman of the Board has due authority to execute and deliver this agreement on behalf of Silicon Image.

      (b) Absence of Conflicts. You represent that upon the Commencement Date your performance of your duties under this agreement will not breach any other agreement as to which you are a party.

      (c) Attorneys' Fees. If a legal action or other proceeding is brought for enforcement of this agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and costs incurred, both before and after judgment, in addition to any other relief to which they may be entitled.

      (d) Successors. This agreement is binding on and may be enforced by Silicon Image and its successors and assigns and is binding on and may be enforced by you and your heirs and legal representatives. Any successor to Silicon Image or substantially all of its business (whether by purchase, merger, consolidation or otherwise) will in advance assume in writing and be bound by all of Silicon Image's obligations under this agreement.

      (e) Notices. Notices under this agreement must be in writing and will be deemed to have been given when personally delivered or two (2) days after mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to you will be addressed to you at the home address which you have most recently communicated to Silicon Image in writing. Notices to Silicon Image will be addressed to its General Counsel at Silicon Image's corporate headquarters.

      (f)  Waiver. No provision of this agreement will be modified or waived except in writing signed by you and an officer of Silicon Image duly authorized by its Board of Directors. No waiver by either party of any breach of this agreement by the other party will be considered a waiver of any other breach of this agreement.

      (g) Entire Agreement. This agreement, including the attached exhibits, represents the entire agreement between us concerning the subject matter of your employment by Silicon Image.

      (h) Governing Law. This agreement will be governed by the laws of the State of California without reference to conflict of laws provisions.

    Jimmy, we are very pleased to extend this offer of employment to you and look forward to your joining Silicon Image as its Worldwide Vice President, Sales. Please indicate your acceptance of the terms of this agreement by signing in the place indicated below.

Very truly yours,
/s/ STEVE TIRADO Steve Tirado Chief Operating Officer
Accepted: March 25, 2001
/s/ JIMMY GARCIA-MEZA Jimmy Garcia-Meza

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  Exhibit 10.33